Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mandalay Digital Group, Inc.

Commission File No. 001-35958

Mandalay Digital to Change Name to Digital Turbine;
Shares to Begin Trading Under New Ticker Symbol
“APPS” Effective January 20

Director Rob Deutschman Appointed Chairman of the Board; CEO Bill Stone Joins Board

Los Angeles, CA – January 15, 2015 – Mandalay Digital Group, Inc. (Nasdaq: MNDL), the company empowering operators and Original Equipment Manufacturers (OEMs) around the globe with end-to-end mobile solutions, announced today that, as previously disclosed, its corporate name will change to Digital Turbine, Inc. In addition, Mandalay’s ticker symbol will change to “APPS” at the start of trading on Tuesday, January 20, 2015.

Additionally, current director Rob Deutschman has been named the company’s Chairman, succeeding Peter Guber, who remains a director. Bill Stone, the company’s Chief Executive Officer, will join the Board, assuming a vacancy created by former CEO Peter Adderton’s resignation from the Board. In conjunction with his Board resignation, Adderton has also resigned from his position as the company’s CIO.

The company said the corporate name change reflects its operating brand name, which is well known in the mobile solutions marketplace. In connection with this change:

•	The new CUSIP number will be 25400W102.
•	Corporate headquarters will relocate to 1300 Guadalupe Street, Austin, Texas 78701, where the company’s wholly-owned operating subsidiary, Digital Turbine USA, Inc., currently maintains offices.
•	The corporate website will be accessible at digitalturbine.com and its investor relations website at ir.digitalturbine.com.

Board Appointments

Deutschman, who joined Mandalay’s Board in May 2013, has been a Managing Director at Cappello Group, Inc. since 1999, and its Vice Chairman since 2008. Prior to joining Cappello, he held senior management positions at Saybrook Capital Corp. and Houlihan Lokey. Deutschman serves as the Vice Chairman of Enron Creditors Recovery Corp. (formerly Enron Corp.), a position he assumed upon Enron's emergence from bankruptcy. He also serves on the Advisory Board of the RAND Center for Corporate Ethics and Governance.

Mandalay Digital to Change Name to Digital Turbine;
Shares to Begin Trading Under New Ticker Symbol “APPS” Effective Jan. 20

January 15, 2015

“On behalf of the entire Board, I want to thank Peter Adderton for his many accomplishments and his vision, enabling our company to build a solid foundation from which to grow the Digital Turbine brand,” said Guber. “As a member of the Board and a stockholder, I am enthusiastic about our company’s ongoing prospects and look forward to its exciting future.”

“Rob Deutschman has been a significant contributor to the Board since joining us,” said Stone. “His expertise in strategic consulting, mergers and acquisitions, and financing make him very well qualified to help lead the company through its next stage of growth and development.

“Together, we are working to complete the acquisition of Appia, which will create a single, unique, and agnostic mobile app and advertising ecosystem that allows carriers to generate new revenue streams and allows us to capitalize on a large and fast-expanding marketplace. We expect the transaction to close during the fourth quarter of fiscal 2015, subject to customary conditions, including the registration statement being declared effective by Securities and Exchange Commission and shareholder consent,” commented Stone.

“I welcome Bill to the Board and look forward to continuing to work with him and each of our directors, who have played a meaningful role in helping the company evolve from a start-up with a great idea, to a high revenue growth business with significant future opportunities,” said Deutschman.

About Mandalay Digital Group

Mandalay Digital Group, Inc., through its wholly owned subsidiary, Digital Turbine, provides mobile solutions for wireless carriers globally to enable them to better monetize mobile content. The company's products include mobile application management through DT Ignite, user experience and discovery through DT IQ, application stores and content through DT Marketplace, and content management and mobile payments through DT Pay. With global headquarters in Los Angeles, and offices in the U.S., Asia Pacific and EMEA, Mandalay Digital's solutions are used by more than 31 million consumers each month across more than 20 global operators.

Mandalay Digital to Change Name to Digital Turbine;
Shares to Begin Trading Under New Ticker Symbol “APPS” Effective Jan. 20

January 15, 2015

Forward-Looking Statements

This news release includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Statements in this news release that are not statements of historical fact and that concern future results from operations, financial position, economic conditions, product releases and any other statement that may be construed as a prediction of future performance or events, including that Mandalay Digital will continue to expand its brand, that it has ongoing prospects, and benefits resulting from the business combination are forward-looking statements that speak only as of the date made and which involve known and unknown risks, uncertainties and other factors which may, should one or more of these risks uncertainties or other factors materialize, cause actual results to differ materially from those expressed or implied by such statements. These factors include the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the merger within the expected time period or at all, including due to the failure to obtain stockholder approval, or the failure to satisfy other conditions to completion of the merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the Mandalay’s or Appia’s relationships with their respective customers, lenders, operating results and businesses generally; material adverse changes in Mandalay Digital’s or Appia’s operations or financial results prior to closing; the ability to expand the combined company’s global reach, accelerate growth and create a scalable, low-capex business model that drives EBITDA; failure to realize anticipated operational efficiencies, revenue (including projected revenue) and cost synergies and resulting revenue growth, EBITDA and free cash flow conversion if the merger is consummated; inability to refinance the assumed Appia debt subsequent to the closing or to refinance the debt on favorable terms; unforeseen difficulties preventing rapid integration of Appia’s app-install infrastructure into Digital Turbine’s existing platform; the potential for unforeseen or underestimated cash requirements necessary to enable transaction synergies to be realized, the inherent and deal specific challenges in converting discussions with carriers into actual contractual relationships; product acceptance of a new product such as DT Ignite or DT IQ in a competitive marketplace; the potential for unforeseen or underestimated cash requirements or liabilities; risks intrinsic to dispositions (like the Twistbox disposition) such as successor liability claims; the impact of currency exchange rate fluctuations on the Company’s reported GAAP financial statements; the Company’s ability as a smaller company to manage international, and as a result of the proposed merger, larger operations; its ability given the Company’s limited resources to identify and consummate acquisitions; varying and often unpredictable levels of orders; sensitivity and volatility of revenues in relation to sales of particular device lines on which the Company’s products are used; the challenges inherent in technology development necessary to maintain the Company’s competitive advantage such as adherence to release schedules and the costs and time required for finalization and gaining market acceptance of new products; changes in economic conditions and market demand, rapid and complex changes occurring in the mobile marketplace; pricing and other activities by competitors, and other risks including those described from time to time in Mandalay Digital Group's filings on Forms 10-K and 10-Q with the Securities and Exchange Commission (SEC), press releases and other communications. You should not place undue reliance on these forward-looking statements. The company does not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction with Appia, Mandalay Digital has filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that includes a proxy statement and a prospectus. The definitive proxy statement/prospectus will contain important information about the proposed transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Mandalay Digital with the SEC at the SEC’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Mandalay Digital’s website at www.mandalaydigital.com, or requested from Mandalay Digital by mail at 2811 Cahuenga Boulevard West, Los Angeles, CA 90068, or by directing a request to our investor relations or proxy solicitation firm listed below.

Mandalay Digital to Change Name to Digital Turbine;
Shares to Begin Trading Under New Ticker Symbol “APPS” Effective Jan. 20

January 15, 2015

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Mandalay Digital. However, Mandalay Digital and its directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from Mandalay Digital’s stockholders in respect of the proposed transaction. Information regarding the directors and executive officers of Mandalay Digital may be found in its Form 10-K/A for the fiscal period ended March 31, 2014, which was filed with the SEC on July 29, 2014. Other information regarding the interests of those persons and other persons in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described in the preceding paragraph.

For more information contact:

Laurie Berman/Matt Sheldon

PondelWilkinson Inc.

(310) 279-5980

pwinvestor@pondel.com

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